# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM AIRLINES GROUP S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001812095
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P. (CIK 0001812095): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 75,887,693,315; sole dispositive power 0; shared dispositive power 75,887,693,315; aggregate amount beneficially owned 75,887,693,315 (13.2% of the class)
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 75,887,693,315; sole dispositive power 0; shared dispositive power 75,887,693,315; aggregate amount beneficially owned 75,887,693,315 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Name of issuer: LATAM AIRLINES GROUP S.A.
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Comment:
This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 3, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 26, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on June 18, 2025 and Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed on August 4, 2025, as amended by Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed on August 15, 2025, as amended by Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed on September 10, 2025 (as so amended, the "Schedule 13D") relating to shares of Common Stock, without par value ("Common Stock"), of LATAM AIRLINES GROUP S.A., a sociedad anonima organized under the laws of Chile (the "Issuer"). No CUSIP number exists for the underlying shares of Common Stock, as the Common Stock is not traded in the United States. The CUSIP number 51817R205 is only for the American Depositary Shares (the "ADS") representing Common Stock. Each ADS, evidenced by American Depositary Receipts ("ADRs"), represents 2,000 shares of Common Stock.

Shares of Common Stock are held (on behalf of itself and its affiliates) by Lauca Investments, LLC, a Delaware limited liability company ("Lauca"), which is owned by TAO Finance 3-A, LLC, a Delaware limited liability company ("TAO Finance"), Conifer Finance 3, LLC, a Delaware limited liability company ("Conifer Finance") and Redwood IV Finance 3, LLC, a Delaware limited liability company ("Redwood Finance"). Sixth Street Partners Management Company, L.P., a Delaware limited partnership ("Management Company") ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance, (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood Finance.

Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Underwriting Agreement

On February 9, 2026, Lauca entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC (the "Underwriter") and the Issuer. Pursuant to the Underwriting Agreement, Lauca sold to the Underwriter 12,000,000 ADS, each representing 2,000 shares of Common Stock, at a price per ADS of $61.90 (the "Offering Price" and such offering, the "Underwritten Offering").

The ADS purchased by the Underwriter were issued by JPMorgan Chase Bank, N.A. (the "Depositary") and are evidenced by ADRs pursuant to the Deposit Agreement, dated as of September 21, 2017, as amended by the first amendment, dated as of March 12, 2021, and the second amendment, dated as of July 24, 2024 (the "Deposit Agreement"), among the Issuer, the Depositary, and all holders from time to time of the ADRs issued thereunder evidencing ADS representing deposited shares of Common Stock.

The Underwritten Offering was effected pursuant to an automatic shelf registration statement on Form F-3 (File No. 333-280866) filed by the Issuer on July 18, 2024. The Underwritten Offering closed on February 11, 2026.

In accordance with the Underwriting Agreement, Lauca entered into a lock-up agreement with the Underwriter agreeing that, subject to certain exceptions, it may not, during the 45-day period from February 9, 2026, (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock or ADS, or any options or warrants to purchase any shares of Common Stock or ADS, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or ADS (such shares of Common Stock, ADS, options, rights, warrants or other securities, collectively, the "Lock-Up Securities"), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement would be settled by delivery of Common Stock, ADS or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clauses (i), (ii) or (iii) above.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 574,219,895,457 shares of Common Stock outstanding as of the date hereof, as reported in the Issuer's prospectus supplement on Form 424B7 filed with the SEC on February 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Item 4 summarizes certain provisions of the Underwriting Agreement and the lock-up agreement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 10 - Lock-Up Agreement

## Signatures
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.: /s/ Joshua Peck, Joshua Peck, Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P. (02/11/2026)
- ALAN WAXMAN: /s/ Joshua Peck(3), Joshua Peck, on behalf of Alan Waxman (02/11/2026)
Comment: (3) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, which was previously filed with the SEC.